Exhibit 99.1

Huan’An (Shanghai) Business Management Co., Ltd.

Zhuhai Hengqin Wangfu Project Investment LLP

Shanghai Dayu’s House Cultural Consulting Co., Ltd.

Shanghai Xiaoka Culture Co., Ltd.

SHAREHOLDERS AGREEMENT

relating to

Shanghai Xinle Bicheng Cultural Consulting Co., Ltd.

March 2021

Shanghai Xinle Bicheng Cultural Consulting Co., Ltd.’s

SHAREHOLDERS AGREEMENT

This SHAREHOLDERS AGREEMENT Regarding Shanghai Xinle Bicheng Cultural Consulting Co., Ltd. (hereinafter referred to as the “Agreement”) is signed by and among the following parties on March 2, 2021 in Yangpu District, Shanghai:

(1)

Huan’An (Shanghai) Business Management Co., Ltd., a Company having its registered address at Room 1543, 1945 Siping Road, Yangpu District, Shanghai. Its Legal representative is ZHENG Binwei. (the “Party A”)

(2)

Zhuhai Hengqin Wangfu Project Investment LLP, a Company having its registered address at 6th Floor, No. 5, Xiangyang Village, Hengqin New District, Zhuhai. Its Executive Partner is Shenzhen Bohong Dingshi Investment Consulting Co., Ltd.. Its Appointed Representative is CHEN Dongming (the “Party B”)

(3)

Shanghai Dayu’s House Cultural Consulting Co., Ltd., a Company having its registered address at No. 60, Guohe Road, Yangpu District, Shanghai (centralized registration place). Its Legal representative is CHEN Rui. (the “Party C”)

(4)

Shanghai Xiaoka Culture Co., Ltd., a Company having its registered address at No. 60, Guohe Road, Yangpu District, Shanghai (centralized registration place). Its Legal representative is LI Ni. (the “Party D”)

Each of the parties to this Agreement is referred to herein individually as a “Party” and collectively as the “Parties”.

WHEREAS

1.

Party A, Party B, Party C, and Party D have made joint investment to establish Shanghai Xinle Bicheng Cultural Consulting Co., Ltd. (hereinafter referred to as the “Company”), and intends to jointly invest and develop Shanghai Yangpu Dinghai Community Plot (hereinafter referred to as the “Target Plot”). The Company’s registered capital is RMB30 million, of which Party A holds 30.01% equity interests, Party B holds 45% equity interests, Party C holds 12.495% equity interests, and Party D holds 12.495% equity interests.

2.	The Company has won the Target Plot by bidding on January 22, 2021.

3.

The Company intends to establish a Wholly-owned Subsidiary to be responsible for the investment, development, and operation of real estate projects on the Target Plot (hereinafter referred to as “Target Project”)

In accordance with the Company Law of the People’s Republic of China, the Civil Code of the People’s Republic of China and other relevant laws and regulations, the shareholders have reached the following agreement through friendly negotiation for mutual compliance.

ARTICLE 1 CORPORATE GOVERNANCE

1.1	Shareholders’ Meeting

1.1.1	The highest authority of the Company is the shareholders’ meeting, which is composed of all shareholders. The shareholders’ meeting exercises the following authorities:

(1)	Determine the Company’s business policy and investment plan;

(2)	Amend the Company’s Articles of Association;

(3)	Capital increase, capital reduction, division, merger, suspension, dissolution, liquidation or change of corporate form of the Company;

(4)	Review and approve the Company’s annual financial budget plans and final accounts plans;

(5)	Review and approve the Company’s profit distribution plans and loss recovery plans;

(6)	Change the nature or scope of the Company’s business;

(7)	Elect the directors and supervisors of the Company according to the nomination of each shareholder;

(8)	Make a resolution on the guarantee provided by the Company for the shareholders or actual controllers of the Company;

(9)	Review and approve the report of the board of directors;

(10)	Review and approve the reports of the supervisors;

(11)	Issue corporate bonds, if any; and

(12)	Other authorities stipulated in this Agreement and the Articles of Association.

The “Company” mentioned in this clause 1.1.1 includes the Company and its Wholly-owned Subsidiary.

1.1.2	The resolution made by the shareholders’ meeting of the Company can be passed only with the consent of shareholders representing more than two-thirds of the voting rights.

1.1.3

The shareholders’ meeting of the Company shall be held in the form of a meeting, which shall be attended by the legal representative or authorized representative of the shareholders, and the shareholders shall exercise corresponding voting rights according to their shareholding proportion. If the shareholders unanimously agree in writing on the matters that need to be resolved by the shareholders’ meeting, they may make a resolution directly without holding a shareholders’ meeting, and all shareholders shall sign on the resolution document.

1.1.4

The shareholders’ meeting of the Company is divided into regular meeting and interim meeting, and all shareholders shall be notified 10 working days before the meeting. Regular meetings shall be held at least once a year. If the shareholders representing more than one tenth of the voting rights, more than one third of the directors, or supervisors propose to hold an interim meeting, an interim meeting shall be held.

1.1.5

The shareholders’ meeting of the Company shall be convened by the board of directors and presided over by the chairman of the board; if the chairman of the board is unable or fails to perform his duties, a director jointly elected by more than half of the directors shall preside over the meeting. If the board of directors is unable or fails to perform the duty of calling the shareholders’ meeting, the supervisors shall call and preside over the meeting; if the supervisors fail to call and preside over the meeting, the shareholders representing more than one tenth of the voting rights may call and preside over the meeting on their own.

1.1.6	The Company (as a shareholder of a subsidiary) exercises the following authorities:

(1)	Determine the Company’s business policies and investment plans;

(2)	Amend the Company’s Articles of Association;

(3)	Capital increase, capital reduction, division, merger, suspension, dissolution, liquidation or change of corporate form of the Company

(4)	Review and approve the Company’s annual financial budget plans and final accounts plans;

(5)	Review and approve the Company’s profit distribution plans and loss recovery plans;

(6)	Change the nature or scope of the Company’s business;

(7)	Appoint the Company’s directors and supervisors;

(8)	Make Resolutions on the Company’s provision of guarantees for the Company’s shareholders or actual controllers;

(9)	Review and approve the report of the Company’s board of directors;

(10)	Review and approve the report of the Company’s supervisors; and

(11)	Other authorities stipulated in this Agreement and the Articles of Association.

The “Company” mentioned in Article 1.1.6 only refers to a Wholly-owned Subsidiary.

1.1.7	Any shareholder decision of a Wholly-owned Subsidiary of the Company shall be made by the Company based on the resolution of the Company’s shareholders meeting.

1.2	The Company’s Board of Directors

1.2.1	The Composition of the Company’s Board of Directors

(1)

The Company shall establish a board of directors, which is responsible to the Company’s shareholders’ meeting. The board of directors is composed of 5 directors. Party A shall nominate 3 directors and Party B shall nominate 2 directors, which are elected by the shareholders’ meeting based on the nomination of each shareholder. Each shareholder shall cooperate in electing such nominees to serve as directors of the Company. The board of directors shall have 1 chairman, who shall be the director nominated by Party A, and the legal representative of the Company shall be the chairman; the board of directors shall have 1 vice chairman, who shall be the director nominated by Party B. The term of office of directors is three years. At the end of a director’s term, such director can be re-elected upon nomination by the appointed party. If the director nominated by either party is dismissed by the shareholders meeting or ceases to serve for any other reason, such party shall entitle to nominate a new director to serve the remaining term of office of former director, and the other parties shall cooperate.

(2)

A Wholly-owned Subsidiary shall establish a board of directors, and the board of directors of the Wholly-owned Subsidiary is responsible to the Company’s shareholders’ meeting and the Company (as a shareholder of the Wholly-owned Subsidiary). The number of directors and the nomination and election methods of directors and chairman/vice-chairman of the Wholly-owned Subsidiary shall be consistent with the Company’s board of directors, and the candidates to serve as directors, chairman and vice-chairmen of the Wholly-owned Subsidiary shall be consistent with those of the Company, and the legal representative of the Wholly-owned Subsidiary is also the chairman.

1.2.2	Powers of the Board of Directors of the Company and its Wholly-owned Subsidiary

(1)	The board of directors of the Company exercises the following authorities in accordance with the law:

1)	Convene a meeting of the Company’s shareholders’ meeting and report to the shareholders’ meeting;

2)	Implement the resolutions of the Company’s shareholders’ meeting;

3)	Determine the Company’s business plan and investment plan;

4)	Formulate the Company’s annual financial budget plans and final account plans;

5)	Formulate the Company’s profit distribution plans and loss recovery plans;

6)	Formulate plans for the Company to increase or decrease its registered capital and issue corporate bonds;

7)	Formulate plans for Company merger, division, dissolution or change of Company form;

8)	Determine the structure of the Company’s internal management organization;

9)	Decide to appoint or dismiss the Company’s general manager, deputy general managers, and financial officers and their remuneration matters;

10)	Review and approve the Company’s basic management system;

11)	Review and approve the Company’s other external guarantees except those that should be reviewed by the shareholders’ meeting;

12)	Review and approve the Company’s external financing;

13)

Review and approve transactions between the Company and its related parties (except for the shareholder loans to the Company provide by the parties and their respective related parties in accordance with this Agreement); and

14)	Other authorities as agreed by the parties or stipulated in the Company’s Articles of Association or granted by the shareholders’ meeting.

(2)	The board of directors of the Wholly-owned Subsidiary shall exercise the following authorities in accordance with the law:

1)	Report to the shareholders of the Wholly-owned Subsidiary and the Company’s shareholders’ meeting;

2)	Execute the resolutions/decisions of the Company’s shareholders’ meeting and shareholder of the Wholly-owned Subsidiary;

3)	Formulate profit distribution plans and loss recovery plans for the Wholly-owned Subsidiary;

4)	Formulate plans to increase or decrease the registered capital of the Wholly-owned Subsidiary;

5)	Formulate plans for the merger, division, change of Company form, and dissolution of the Wholly-owned Subsidiary;

6)	Formulate plans for the Wholly-owned Subsidiary to increase or decrease registered capital and issue corporate bonds;

7)	Formulate a proposal to amend the Articles of Association of the Wholly-owned Subsidiary;

8)	Decide to appoint or dismiss the management team of the Wholly-owned Subsidiary and their remuneration matters;

9)

Formulate or modify the basic management system and management methods of the Wholly-owned Subsidiary, the main financial and capital management system, the approval process, and the structure of the Company’s internal management organization;

10)	Resolve the mortgage of assets due to the financing of the Wholly-owned Subsidiary for operation;

11)	Make resolutions on the hiring and dismissal of accounting firms and appraisal firms for the Wholly-owned Subsidiary;

12)

Review and approve transactions between the Company and its related parties (except for the shareholder loans for the Wholly-owned Subsidiary provide by the parties to this Agreement and in accordance with this Agreement by the Company);

13)	Review and approve major acquisitions of the Wholly-owned Subsidiary, including investments in other companies;

14)	Review and approve the disposal of assets of wholly-owned Subsidiary (including but not limited to mortgage, transfer, etc.)

15)	Review and approve the guarantee matters of the Wholly-owned Subsidiary for external guarantees other than those that should be deliberated by shareholders;

16)	Review and approve the provision of loans or financial assistance by the Wholly-owned Subsidiary to shareholders or any other third parties;

17)

Review and approve the financing solutions, financing limits and debt scale of the Wholly-owned Subsidiary (including the formulation of the Wholly-owned Subsidiary’s shareholder loan and external borrowing plans and the confirmation of its terms and conditions), and the plan for repaying the shareholder loan;

18)	Listen to the work reports and inspect the work of the Company’s general manager and deputy general managers; and

19)	Other matters agreed by the parties or stipulated in the Articles of Association of the Wholly-owned Subsidiary or authorized by the shareholders of the Wholly-owned Subsidiary.

(3)

For the avoidance of doubt, after the establishment of the Company and its Wholly-owned Subsidiary, the provision of the basic management system, management methods, and approval process of the Company and its Wholly-owned Subsidiary shall be reviewed and approved by the Company’s first board meeting (hereinafter referred to as the “Company’s First Board Meeting”) and the first board meeting of the Wholly-owned Subsidiary (hereinafter referred to as the “First Board Meeting of the Wholly-owned Subsidiary”).

(4)	Voting rights required for board resolutions

a. The voting of the Company’s board meeting shall be one-person one-vote, and all resolutions of the board of directors shall be valid only with the approval from more than two-thirds of all directors. For board approval matters that the board of directors unanimously approved in writing, the resolutions can be made without convening a board meeting, and all directors shall sign on that resolution.

b. The voting of the Wholly-owned Subsidiary’s board meeting shall be one-person one-vote, and all resolutions of the board of directors shall be valid only with the approval from more than two-thirds of all directors. For board approval matters that the board of directors unanimously approved in writing, the resolutions can be made without convening a board meeting, and all directors shall sign on that resolution.

c. For the matters to be executed as agreed in this Agreement, the directors nominated/appointed by each party are obliged to vote in favor according to this Agreement.

1.2.3	Time and Method of the Board Meeting of the Company and its Wholly-owned Subsidiary

(1)

The board meeting of the Company and its Wholly-owned Subsidiary shall be held at least once every 6 months. The Company’s First Board Meeting and the First Board Meeting of the Wholly-owned Subsidiary shall convene within 60 days after the signing of this Agreement or at a time agreed upon by the parties, and resolutions on the matters agreed according to this Agreement shall be made by the First Board Meeting, unless otherwise agreed by the parties at that time. Any shareholder of either party and any director of the board of directors have the right to propose in writing to convene an interim board meeting and submit a clear proposal for discussion at the meeting. The chairman of the board of directors shall give a notice of the meeting within 5 days after receiving such written proposal and convene the relevant board meeting on the date determined in the notice of the meeting.

(2)

To convene a board meeting, all directors must be notified at least 5 days in advance, but with the unanimous written consent of all directors, the notice period mentioned above can be shortened or waived. The agenda of the matters discussed at the board meeting and copies of all relevant documents of the meeting shall be delivered to all directors at least 3 days before the meeting.

(3)

The board meeting should be attended by the directors in person; if the directors are unable to attend for cause, representatives may be appointed in writing to attend the meeting, and the scope of authorization shall be specified in the power of attorney.

(4)	At any board meeting, each director has one vote. Any director may, by notifying the Company in writing, authorize a representative to attend and vote on his behalf at any board meeting.

1.3	The General Manager of the Company and the Wholly-owned Subsidiary

1.3.1	Nomination and Appointment of General Manager and Deputy General Managers

(1)

The Company has 1 general manager, nominated by Party B and appointed by the Company’s board of directors according to Party B’s nomination. The Company has 1 deputy general manager, nominated by Party A, and appointed by the Company’s board of directors according to Party A’s nomination.

(2)

The nomination and appointment rules and specific candidates of the general manager and deputy general manager of the Wholly-owned Subsidiary are the same as those of the Company, namely: the Wholly-owned Subsidiary has a general manager, nominated by Party B, and appointed by the board of directors of the Wholly-owned Subsidiary according to Party B’s nomination, a deputy general manager shall be nominated by Party A and appointed by the board of directors of the Wholly-owned Subsidiary according to Party A’s nomination.

(3)

The Company and its wholly-owned Subsidiary implement the system of general manager responsibility under the leadership of the board of directors. The general manager is responsible to and reports to the Company’s board of directors, executes the resolutions of the board meetings, and organizes and leads the Company’s daily operation and management.

1.3.2	The Authorities of the General Manager

(1)	The general manager of the Company has the following authorities:

1)	Preside over the Company’s production and operation management and organize the implementation of board resolutions;

2)	Organize and implement the Company’s annual business plan and investment plan;

3)	Draft the Company’s internal management organization setting scheme;

4)	Draft the Company’s basic management system;

5)	Formulate specific Company regulations;

6)	Decide on the appointment or dismissal of personnel other than those to be appointed or dismissed by the board of directors and those appointed by shareholders;

7)	Other authorities granted by the board of directors;

8)	Other authorities stipulated in the Company’s Articles of Association.

Within the scope of the afore-mentioned authorities, all the Company’s matters and approval procedures shall be executed only after the approval of the Company’s general manager. The deputy general manager is responsible for assisting the general manager in performing the above duties.

(2)	The authorities of the general manager of the Wholly-owned Subsidiary are as follows:

1)	Preside over the production and operation management of the Wholly-owned Subsidiary, and organize the implementation of the resolutions of the board of directors;

2)	Organize and implement the annual business plan and investment plan of the Wholly-owned Subsidiary;

3)	Draft the setting scheme for the internal management organization of the Wholly-owned Subsidiary;

4)	Draft the basic management system of the Wholly-owned Subsidiary;

5)	Draft specific regulations for wholly-owned Subsidiary;

6)	Decide on the appointment or dismissal of personnel other than those who shall be appointed or dismissed by the board of directors and those shall be appointed by shareholders;

7)	Approval to provide mortgage guarantees for customers to purchase real estate;

8)

Decide on the expenditure matters of Company’s daily management expenses and daily marketing expenses within the control limits and authorization authority of annual management expenses and annual marketing expenses determined by the Company’s board of directors;

9)	Other authorities granted by the board of directors; and

10)	Other authorities as agreed by the parties or stipulated in the Articles of Association

Within the scope of the afore-mentioned authorized duties, all matters and approval procedures of the Wholly-owned Subsidiary must be approved by the general manager of the Wholly-owned Subsidiary Company before being executed. The deputy general manager is responsible for assisting the general manager in performing the above duties. However, matters outside the scope of the budget of the Wholly-owned Subsidiary, matters in the authorities of the board of directors, and other matters agreed by the parties to be jointly reviewed by the parties shall be implemented after the joint review by the general manager and deputy general managers.

1.4	Supervisors

1.4.1

Neither the Company nor its Wholly-owned Subsidiary establishes a board of supervisors, instead, each of Company and its Wholly-owned Subsidiary shall have two supervisors. Party A and Party B shall nominate one person respectively, and shall be elected / decided by the shareholders’ meeting of the Company and the shareholder of the Wholly-owned Subsidiary based on such nomination.

1.4.2

The term of office of the supervisors of the Company and its Wholly-owned Subsidiary is three years, and they can be re-appointed upon expiration of the term. The supervisors shall exercise the following authorities:

(1)	Check the Company’s finances;

(2)

Supervise the performance of the Company’s duties by the directors and the Company’s management team, and make recommendations for the removal of directors and the Company’s management team that violate laws, administrative regulations, the Company’s Articles of Association, or the resolutions of the shareholders’ meeting/shareholders’ decisions;

(3)	Request the directors and Company management team to make corrections, when the behaviors of the directors and the Company’s management team harm the Company’s interests; and

(4)	Propose to hold an interim shareholders’ meeting, attend the shareholders’ meetings and the board meeting as non-voting delegates.

1.4.3	Any supervisor has the right to exercise the aforementioned authorities.

1.5	Inquiry, supervision, and information rights of shareholders

1.5.1	Inquiry and supervision rights of shareholders

(1)	Exercise related inquiry and supervision rights as agreed by the parties;

(2)	The Company and Wholly-owned Subsidiary shall also provide the following documents, materials or information to all shareholders:

1)

Within 10 days after the end of each calendar month, provide the unaudited financial statements of the Company and its Wholly-owned Subsidiary for that month (including balance sheet, income statement, cash flow statement and account balance sheet, the same below);

2)	Within 15 days after the end of each quarter, provide the unaudited financial statements of the Company and its wholly-owned Subsidiary for the quarter;

3)	Provide unaudited annual financial reports of the Company and its Wholly-owned Subsidiary within 20 days after the end of each financial year;

4)

Within 5 working days after the completion of the audit of the Company’s and Wholly-owned Subsidiary’s annual financial reports, to provide the Company’s and Wholly-owned Subsidiary’s audited annual financial reports prepared in accordance with Chinese Accounting Standards (including balance sheets, income statements, cash flow chart, notes to financial statements, etc.);

5)

Within 10 days after the end of each calendar month, to provide the Wholly-owned Subsidiary’s monthly business report, project supervision report, contract ledger, next month’s project plan and sales/operation plan. The monthly business report includes but is not limited to project progress, sales and the payment status, operation status, etc.;

6)

Submit the corresponding resolutions/decisions or copies with the Company’s official seal within 5 working days after the Company’s (including the Company and its Wholly-owned Subsidiary) previous shareholders’ meetings/shareholders’ decisions, board resolutions, and supervisors’ decisions are formed.

1.6	Personnel Delegation

1.6.1

The legal representative of the Company and its Wholly-owned Subsidiary shall be the chairman of the board. Before the effective resolution of the shareholders’ meeting and the board meeting is passed, or an effective decision is made by the authoritative decision maker according to this Agreement or the Company’s Articles of Association, the legal representatives of the Company and its Wholly-owned Subsidiary shall not sign any contract, make any unilateral commitment, or no guarantee or loan shall be provided, no major assets disposal shall be allowed, etc., if any loses of the Company and/or the Wholly-owned Subsidiary and/or any shareholder is caused by the legal representative of the Company and its Wholly-owned Subsidiary, the shareholder who nominates/appoints the legal representative shall compensate the Company and/or its Wholly-owned Subsidiary and/or any shareholder for all losses.

1.6.2

The specific management and appointment methods of the personnel nominated/appointed by each party shall be negotiated and determined by the parties in the Company’s First Board Meeting and the First Board Meeting of the Wholly-owned Subsidiary. Each party has the right to replace the personnel nominated/appointed to the Company and the Wholly-owned Subsidiary at any time, and other parties shall cooperate. The specific responsibilities of each party’s nominated/appointed personnel (including but not limited to the general manager, deputy general managers, financial managers, deputy financial managers and other members of the management team) and the specific procedures for exercising their authorities are stipulated in the basic management system of the Company and its Wholly-owned Subsidiary and implemented after the approval of the Company’s First Board Meeting and the First Board Meeting of the Wholly-owned Subsidiary, but it shall not conflict with the provisions of this Agreement.

1.6.3

During the performance of their duties, the general manager, deputy general managers, and any member of the management team have obligations of loyalty and diligence to the Company and the Wholly-owned Subsidiary. If there is no effective resolution of the shareholders’ meeting and the board of directors, or the effective decision made by the authoritative decision maker in accordance with this Agreement or other cooperation documents on their duty performance, or it is beyond the scope of the effective resolution and decision or authorization, or their own duties, or they fail to perform their duties, the party that appoints/nominates that management team member shall bear the liability for breach of contract and compensate the Company or Wholly-owned Subsidiary and other parties for all losses suffered as result, at the same time, any one of the parties has the right to request the replacement of such management team member.

ARTICLE 2 EQUITY TRANSFER AND EQUITY PLEDGE

2.1

None of the parties has the right to unilaterally terminate this Agreement unless the conditions to terminate this Agreement agreed by the parties are met. Without the consent of other parties, no party of this Agreement shall directly or indirectly pledge or transfer or create any form of encumbrances and with all rights attaching thereto or other methods to dispose all or part of the Company’s and/or the Wholly-owned Subsidiary’s equity held by it to any third party unless otherwise agreed in the cooperation documents or to meet the financing needs of the Wholly-owned Subsidiary.

2.2

With the consent of the other shareholders, a shareholder of the Company may withdraw from the cooperation through methods such as equity transfer or transfer partial equity interests to third parties, and the other shareholders have the right of first refusal under the same conditions, provided however, if a shareholder directly or indirectly transfers the equity of the Company and/or the Wholly-owned Subsidiary it holds to an affiliated party controlled by the same actual controller, other shareholders shall agree to waive the right of first refusal on the premise that such affiliated party undertakes to continue performing the obligations of that party under this Agreement and other cooperation documents. However, whether they agree to the transfer or not, the shareholders should consider whether the transfer will meet the requirements of the relevant government departments.

ARTICLE 3 SHAREHOLDER INVESTMENT AND WHOLLY-OWNED SUBSIDIARY FINANCING

3.1

The cost of acquiring the Target Plot includes all payments and taxes related to land acquisition, including but not limited to the land transfer fee, instalment interest, deed tax, stamp duty, and supporting fees (external fees) (the “Target Plot Acquisition Cost”). A certain proportion of the Target Plot Acquisition Cost is invested by all shareholders in proportion to their equity interests in the form of paying registered capital and/or providing shareholder loans. The specific proportion of the cost of acquiring invested by the shareholders shall be determined according to the specific situation of the project. The amount of Party A’s investment in the cost of acquiring shall not exceed RMB1.2 billion.

3.2

In addition to the funds provided by the Company’s shareholders (including affiliated parties) to the Wholly-owned Subsidiary with their own funds in the aforementioned Article 3.1, for the rest of the Target Plot Acquisition Cost and the funds required for subsequent development and operation of the Target Project shall be raised by the Company with the assistance from Party B and its affiliates.

3.3	The funds of the development and operation of the Target Project shall be raised by the Company with the assistance of Party B.

ARTICLE 4 EVENT OF DEFAULT

4.1

If any party in this Agreement breaches this Agreement, or fails to perform the obligations under this Agreement, or the performance of the obligations under this Agreement is not in conformity with the agreement, or expressly or by its actions indicate that it will not perform the obligations under this Agreement, or breach of any representations, warranties and undertakes, and each of the aforementioned events constitutes a breach of contract. The non-breaching party has the right to require the breaching party to remedy the breach of contract within 5 working days or within a period otherwise specified by the observant’s notice. If the breaching party is still unable to remedy the breach of contract within the aforementioned time limit, the breaching party shall be liable to the non-breaching party for breach of contract, including but not limited to, compensation for all losses (including expected loss of interest), debts, taxes, damages, litigation costs, execution costs, travel costs, appraisal fees, and preservation security fees incurred or paid by the non-breaching party due to such breach of contract, settlement fee and expenses, including attorney’s fees and expenses (collectively referred to as “losses”).

Each party irrevocably and automatically authorizes the Company and the Wholly-owned Subsidiary to directly deduct the amount or expense, compensation, penalty, overdue fine, interest, the amount of transfer of shareholders’ equity, etc. from the amount of the profits that should be distributed to such party and the shareholder’s loan or other shareholder’s return that should be returned to such party in case of such party’s breach of contract, and pay the deducted amount directly to the relevant obligee.

4.2

If any party materially breaches the agreed cooperation obligations and responsibilities, it will constitute a material breach of that party, and the non-breaching party has the right to terminate this cooperation early. The non-breaching party has the right to demand compensation from the breaching party in accordance with the actual losses.

ARTICLE 5 CONFIDENTIALITY

5.1 Confidentiality obligations

Unless required by law, the government or the court or agreed by all parties in writing, each party shall not disclose or divulge to any person, enterprise, unit or government agency other than this Agreement any content of this Agreement, information related to this Agreement, any document, data, information obtained from other parties, or any document, data, information, technical secret or other information of the Company; and for the purpose of this transaction, each party can disclose the above documents, materials and information within the following scope without violating the confidentiality obligations under this Agreement:

(1)	disclosure with mutual written consent of all parties;

(2)

disclosure made to the parties’ internal disclosures to managers, management, technicians, and employees who must obtain the aforementioned documents, materials, and information in order to participate in this transaction;

(3)	disclosure to their respective lawyers and accountants within the necessary scope;

(4)	disclosure to relevant professional institutions and persons for consulting professional issues within the necessary scope and with the written consent of other parties;

(5)

The disclosure of the foregoing permission shall not exceed the necessary limit, and the disclosing party must take measures to urge the person or organization that receives the foregoing documents, materials, and information to keep secrets; and

(6)	The disclosure of information by any party of this Agreement in accordance with this article shall not damage the interests of other parties.

5.2	Effect of confidentiality obligations

The confidentiality obligations mentioned above shall remain binding upon all parties after the termination of this Agreement.

ARTICLE 6 CONTACT INFORMATION AND NOTICE

Unless otherwise agreed in this Agreement, any notices, confirmations and other written communication documents given by either party to other parties in connection with this Agreement shall be in writing.

ARTICLE 7 FORCE MAJEURE

7.1	Handling of force majeure events

Due to earthquakes, typhoons, floods, fires, wars, changes in policies, laws, and other unforeseen or unpredictable consequences or unavoidable force majeure events that directly affect one party’s performance of this Agreement or cannot perform according to the agreed terms, the force majeure is encountered one party to the incident shall immediately notify the other parties, and within 15 days, submit a certificate issued by the relevant government departments stating the details of the force majeure events and the supporting documents that this Agreement cannot be performed or the reasons for the delay in performance to the other parties for confirmation. After a force majeure event occurs, all parties shall make reasonable efforts to minimize or eliminate the impact of force majeure. If the event of force majeure lasts for more than 30 days, the parties shall, according to the extent of the impact of the event of force majeure on the performance of this Agreement, solve the problem of whether the performance of this Agreement should be partially exempted or delayed through friendly negotiation as soon as possible. The performing party shall not be liable for the economic losses caused to other parties due to the failure to perform the contract solely due to the force majeure event, unless otherwise agreed in this Agreement. If a party is affected by force majeure due to delay in fulfilling its obligations under the contract, it cannot be exempted from corresponding liabilities.

7.2 Exclusions

For the avoidance of doubt, the obligation to pay is absolute and should not be limited by the force majeure clause.

ARTICLE 8 EFFECTIVENESS, SUSPENSION OR TERMINATION

8.1	Effectiveness

This Agreement shall come into force on the date when each party affixes its official seal and is signed or sealed by the legal representative or authorized representative of each party.

8.2	Conditions for termination, change or rescission of the agreement

After this Agreement comes into force, it is legally binding on all parties, and none of the parties may terminate, change, or rescind it without consensus. However, the following conditions are not subject to this limitation:

After all parties reach a consensus and reach a written agreement, this Agreement can be changed or cancelled;

In accordance with the provisions of applicable laws and regulations, other provisions of this agreement or other circumstances agreed by the parties to suspend or terminate this agreement.

ARTICLE 9 APPLICATION OF LAW AND DISPUTE RESOLUTION

9.1	Applicable law

The formation, validity, interpretation and performance of this Agreement shall be governed by the laws of China.

9.2	Dispute resolution

Any dispute arising out of or in connection with this Agreement shall first be settled through friendly negotiation among the parties to this agreement. If the negotiation fails, any party shall submit the dispute to China Economic and Trade Arbitration Commission for arbitration in Beijing in accordance with its effective arbitration rules. The arbitration award is final and binding on all parties.

ARTICLE 10 OTHER AGREEMENTS

10.1	Modification, amendment and variation of the agreement

Each party may amend, modify, or change this agreement only after signing a written amendment, modification or change specifically to this Agreement and stating its intention to amend, modify, or change this agreement, which must be made in writing and signed by the authorized representatives of each party.

10.2	Severability

For the clauses that have been determined to be invalid in this Agreement, all parties agree to legally achieve the original intention of the invalid clause to the maximum extent possible.

10.3	Validity of this agreement

The parties agree that if any transaction document (including but not limited to the Articles of Association of the Company and the Wholly-owned Subsidiary) filed with the market supervision and administration department fails to reflect the rights and obligations of the parties truly, accurately, and completely under this agreement, then all matters not covered in the Articles of Association of the Company and its Wholly-owned Subsidiary shall be subject to this agreement. In addition, in case of any conflict between the registered Articles of Association of the Company, the Wholly-owned Subsidiary and this agreement, this Agreement shall also prevail. Each party shall be bound by this Agreement and shall not refuse to perform its obligations under this Agreement on the ground that the Articles of Association of the Company and its Wholly-owned Subsidiary are not recorded or agreed or that the Articles of Association of the Company and its Wholly-owned Subsidiary conflict with this Agreement.

This Agreement is made in form of four copies with each party holding one copy, which has the same legal effect. (no text below, followed by signature page)

(This page is the signature page of the shareholders agreement of Shanghai Xinle Bicheng Culture Consulting Co., Ltd., without text)

This agreement is signed by the following parties at the time and place stated at the beginning of this Agreement:

Huan’An (Shanghai) Business Management Co., Ltd. (company chop)

Legal representative / authorized representative:	/s/ Binwei Zheng

Zhuhai Hengqin Wangfu Project Investment LLP (company chop)

Legal representative / authorized representative:	/s/ Dongming Chen

Shanghai Dayu’s House Cultural Consulting Co., Ltd. (company chop)

Legal representative / authorized representative:	/s/ Rui Chen

Shanghai Xiaoka Culture Co., Ltd. (company chop)

Legal representative / authorized representative:	/s/ Ni Li